Exhibit 99.1

For Immediate Release

WEST FRASER INCREASES QUARTERLY DIVIDEND

VANCOUVER, B.C., June 8, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) has declared a quarterly dividend of US$0.30 per share on the Common shares and Class B Common shares in the capital of the Company, payable on July 8, 2022 to shareholders of record on June 22, 2022. The quarterly dividend has been increased from the prior US$0.25 per share in order to distribute a substantially similar amount of capital to investors through the dividend in light of the share count reduction resulting from execution of the current normal course issuer bid as well as completion of the recent substantial issuer bid.

“Providing a sustainable quarterly dividend remains a key priority within West Fraser’s capital allocation strategy, and we are pleased to increase our dividend this quarter and to have completed the recent actions we’ve taken to return capital to our shareholders,” said Ray Ferris, West Fraser’s President & CEO.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws, including statements relating to our capital allocation strategy and the sustainability of our quarterly dividend. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

shareholder@westfraser.com